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                                               -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                              MIDISOFT CORPORATION
-----------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  597 413 10 3
-----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Shaul C. Baruch
                                BP Software, Ltd.
                        15851 Dallas Parkway, Suite 1120
                               Dallas, Texas 75248
                           Telephone: (972 ) 233-9003
-----------------------------------------------------------------------------
       Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)


                                October 28, 1997
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

                                                            SEC 1746 (10-97)

                                  SCHEDULE 13D


CUSIP No.  597 413 10 3                                 Page 2 of 10 Pages
-------------------------                            ------------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   BP Software Ltd.
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                        (b) |X|
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

              WC -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                       0 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                         5,384,615 Shares
         OWNED BY           --------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                        0 Shares
           WITH            ---------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                      5,384,615 Shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,384,615 Shares
-------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                   N/A
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   46%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.  597 413 10 3                                   Page 3 of 10 Pages
-------------------------                            --------------------------


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   BP Software, GP, L.L.C.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                        (b) |X|

-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                   Texas
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                        0 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8         SHARED VOTING POWER
       BENEFICIALLY                    5,384,615 Shares
         OWNED BY           --------------------------------------------------
           EACH             9         SOLE DISPOSITIVE POWER
         REPORTING                       0 Shares
          PERSON            --------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER
                                      5,384,615 Shares
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,384,615 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)
                   N/A
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   46%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  597 413 10 3                               Page 4 of 10 Pages
-------------------------                            -----------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Shaul C. Baruch
-------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                       (b) ||
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                              7        SOLE VOTING POWER

                                          250,000 Shares
         NUMBER OF            -------------------------------------------------
          SHARES              8        SHARED VOTING POWER
       BENEFICIALLY                     5,384,615 Shares
         OWNED BY             -------------------------------------------------
           EACH               9         SOLE DISPOSITIVE POWER
         REPORTING                           250,000 Shares
          PERSON              -------------------------------------------------
           WITH               10       SHARED DISPOSITIVE POWER

                                         5,384,615 Shares
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,634,615 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)

                   N/A
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   48.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   IN
-------------------------------------------------------------------------------

CUSIP No.  597 413 10 3                            Page 5 of 10 Pages
-------------------------                     -------------------------------


Item 1.           Security and Issuer

     The class of equity securities to which this statement relates is the common stock, no par value, ("Common Stock") of Midisoft Corporation ("Issuer"), a Washington corporation, whose principal executive offices are located at 1605 NW Sammamish Road, Issaquah, Washington 98027. The percentage of beneficial ownership in this statement is based upon 6,298,005 shares of Common Stock outstanding as of May 11, 1998, which number was obtained from Issuer's filings with the Securities and Exchange Commission.


Item 2.           Identity and Background

     This statement is filed on behalf of BP Software, Ltd., a limited partnership organized and existing under the laws of the State of Texas ("Record Holder") whose business is to acquire, hold and sell securities of the Issuer, and the two other persons described below having an interest in the Record Holder.

     The general partner of the Record Holder is BP Software, GP, L.L.C., a Texas limited liability company ("General Partner"). The General Partner's business is to manage the assets of the Record Holder.

     The General Partner is controlled by Shaul C. Baruch, who is the Manager of the General Partner, holding a 75% equity interest therein. Mr. Baruch's principal occupation is managing his investments. Mr. Baruch is a citizen of the United States.

     The business address of each Reporting Person is 15851 Dallas Parkway, Suite 1120, Dallas, Texas 75248.

     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration

     The Record Holder acquired the securities of the Issuer for aggregate consideration of $2 million (described in Item 5 below) using the capital contributions made by its partners. Mr. Baruch acquired the securities of the Issuer owned directly by him (described in Item 5 below)in October 1997 for aggregate consideration of approximately $311,240.00 using personal funds.

CUSIP No.  597 413 10 3                              Page 6 of 10 Pages
------------------------                           -----------------------


Item 4.           Purpose of Transactions

     The securities specified in Item 5(c) were acquired to obtain an equity position in the Issuer for investment purposes. Each Reporting Person may acquire or dispose of additional shares of the Issuer, but do not presently intend to do so, although this intention may change depending upon market conditions. Except as described in Item 6 below, none of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

     The Record Holder and the Issuer entered into a Securities Purchase Agreement ("Purchase Agreement") dated as of October 28, 1997 pursuant to which the Record Holder purchased 1% Convertible Debentures of the Issuer ("Debentures") and warrants of the Issuer ("Warrants," together with the Debentures, the "Securities") which are convertible into and exercisable for shares of Common Stock of the Issuer, respectively. Pursuant to the terms of the Purchase Agreement, the Record Holder purchased the following Securities with the following exercise/conversion terms:

CUSIP No.  597 413 10 3                              Page 7 of 10 Pages
-------------------------                       -----------------------------


                                                              EXERCISE/                NUMBER OF        MATURITY/
                         DATE                                CONVERSION                  SHARES        EXPIRATION
     SECURITY*          ISSUED            AMOUNT                RATE                    ISSUABLE          DATE
-----------------     ---------         -----------         -----------               --------------   ------------
    1.  D              10/28/97           $500,000              $.60                       833,333      10/28/2000
        W              10/28/97                                 1.50                       416,666      10/28/2002
    2.  D              11/28/97           $500,000               .60                       833,334      11/28/2000
        W              11/28/97                                 1.50                       416,667      11/28/2002
    3.  D              01/09/98           $500,000               .52                       961,538       1/9/2001
        W              01/09/98                                 1.25                       480,769       1/9/2003
    4.  D              01/28/98           $500,000               .52                       961,539      1/28/2001
        W              01/28/98                                 1.25                       480,769      1/28/2003
                                                                                        ----------
                                                       TOTAL                             5,384,615



*        D = Convertible Debenture
         W = Warrant

     The Record Holder, as the holder of record, nominally holds voting and dispositive power with respect to the 5,384,615 shares of Common Stock, issuable upon conversion of the Debentures and upon exercise of the Warrants which power is shared with the General Partner, which controls the Record Holder, and ultimately with Shaul Baruch, who controls the General Partner. Accordingly, the Record Holder and the General Partner beneficially own approximately 46% of the shares of Common Stock of the Issuer. Mr. Baruch has sole voting and dispositive power with respect to 250,000 additional shares owned directly by him. Accordingly, Mr. Baruch beneficially owns 5,634,615 shares of Common Stock or approximately 48.2% of the outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     The Debentures accrue interest at the rate of 1% per annum payable in cash or, at the Company's option, in shares of Common Stock. The Issuer may redeem the Debentures at any time prior to conversion for an amount equal to the outstanding principal amount plus accrued interest and a redemption premium. For as long as the Debentures are outstanding or the record owner owns at least 25% of the Issuer's Common Stock, the Record Holder has the right to appoint two of the Issuer's five directors, subject to the approval of the Board of Directors and all mergers and acquisitions shall require the unanimous approval of the Board of Directors. The Record Holder has to date filled both director positions. Additionally, so long as the Record Holder holds or has a right to hold any debentures, the Record Holder has a right of first refusal on all equity securities sold by the Issuer.

CUSIP No.  597 413 10 3                                Page 8 of 10 Pages
-------------------------                            --------------------------


     The Record Holder has the right to purchase an additional $1 million of convertible debentures in each of June 1998 and June 1999. If the Record Holder exercised all of its warrants and converted all of its debt, a change of control of the Company could result.

     The Record Holder and the Issuer also entered into a Registration Rights Agreement pursuant to which the Issuer has agreed to use its reasonable best efforts to register the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Debentures within 30 days of the initial closing of the purchase of the Debentures.

Item 7.           Material to be Filed as Exhibits

     (a) Form of Securities Purchase Agreement, dated as of October 28, 1997, incorporated by reference to Exhibit 4.5(h) to the Annual Report on Form 10- KSB40 for the year ended December 31, 1997, of the Issuer ("Annual Report").

     (b) Form of Registration Rights Agreement, dated as of October 28, 1997, incorporated by reference to Exhibit 4.6(h) to the Annual Report.

     (c) Form of Debenture, dated October 28, 1997, incorporated by reference to Exhibit 4.7 to the Annual Report.

     (d)  Form of Warrant, dated October 28, 1997,  incorporated by reference to
          Exhibit 4.7 to the Annual Report.

     (e)  Joint Filing Agreement.

CUSIP No.  597 413 10 3                                Page 9 of 10 Pages
------------------------                          ----------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 22, 1998


                                BP SOFTWARE, LTD.
                           By: BP Software, GP, L.L.C.


                           By:________________________
                              Shaul C. Baruch, Manager


                              BP SOFTWARE, GP, L.L.C.

                           By:_________________________
                              Shaul C. Baruch, Manager


                           ______________________________
                           Shaul C. Baruch, Individually

CUSIP No.  597 413 10 3                               Page 10 of 10 Pages
-------------------------                       ---------------------------

                                    AGREEMENT


     This will  confirm  the  agreement  by and among the  undersigned  that the
Schedule 13D dated July 22, 1998, with respect to the ownership of Common Stock of Midisoft Corporation by the undersigned, is filed on behalf of each of the undersigned.


Dated:  July 22, 1998


                                BP SOFTWARE, LTD.
                           By: BP Software, GP, L.L.C.


                           By:________________________
                              Shaul C. Baruch, Manager


                              BP SOFTWARE, GP, L.L.C.

                           By:_________________________
                              Shaul C. Baruch, Manager


                           ______________________________
                           Shaul C. Baruch, Individually